VOZROZHDENIE BANK

File № 82-4257

07025506

SUPPL

06.06.07
1108/6155

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED WASH, D.C. 190 SECTION

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material fact.

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

7/26

Statement of material fact

Change of participation in the share capital of another company

Acquiring by the joint-stock company of participation in the share capital of another company totaling not less than 5%, or percentage of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

Information that can materially effect the price of joint-stock company's securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.1. Full corporate name and location of the company, the share in the authorized capital (ordinary shares) of which has been purchased by the joint-stock company or in which the said share of the joint-stock company has been changed:

Joint-stock company Cherkizovskiy meet plant

5 Permskaya street, Moscow 107143

2.2. Percentage of participation of the joint-stock company in the share capital of the above-mentioned company before alteration, and if such institution is a joint-stock company — also percentage of this joint-stock company's ordinary shares owned by it before alteration:

Percentage of ordinary shares — 2.4%.

2.3. Percentage of participation of the joint-stock company in the share capital of the above-mentioned company after alteration, and if such institution is a joint-stock company — also percentage of this joint-stock company's ordinary shares owned by it after alteration:

Percentage of ordinary shares — 11.43%.

2.4. Date when participation of the joint-stock company in the share capital of the above-mentioned company has been changed: 04.06.2007

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. June 4, 2007	Stamp	

END